Filed by RW Holdings NNN REIT, Inc.
Commission File No. 000-55776
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Rich Uncles Real Estate Investment Trust I
Commission File No. 000-55623
Registration Statement on Form S-4: 333-233923
Date: November 22, 2019

On November 22, 2019, RW Holdings NNN REIT, Inc. and Rich Uncles Real Estate Investment Trust I made the following materials available on the www.richuncles.com website.